REED SMITH LLP Riverfront Plaza - West Tower 901 East Byrd Street, Suite 1700 Richmond, VA 23219-4068 Telephone: +1 804 344 3400 Facsimile: +1 804 344 3410

W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com	1301 K Street, N.W. Suite 1100, East Tower Washington, DC 20005-3317 Phone: +1 202 414 9200 Fax: +1 202 414 9299

November 26, 2014

VIA EDGAR SUBMISSION

Tom Kluck
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ETF Managers Group Commodity Trust I
Registration Statement on Form S-1
File No. 333-199190

Dear Mr. Kluck:

On behalf of the registrant, ETF Managers Group Commodity Trust I (the “Registrant”), and its series, the Sit Rising Rate ETF (the “Fund”), we are responding to the Staff’s comments dated November 3, 2014, in regards to the prospectus included in the above-referenced registration statement (the “Prospectus”).

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure will be included in the Pre-Effective Amendment No. 1 filed herewith on EDGAR. All capitalized terms not defined herein have the meaning assigned to them in the Prospectus.

Comments

General

(1) We note your response to comment 3 of our letter dated July 15, 2014 that the registrant no longer expects to invest in swaps and that the disclosure relating to swaps has been deleted. Please reconcile these statements with your disclosure in Note 1 to the financial statements that you may invest in over-the-counter swaps and other derivative instruments involving U.S. Treasuries. If the fund will not invest in swaps or other over-the-counter instruments, please affirmatively disclose this in the prospectus.

new york ♦ london ♦ hong kong ♦ chicago ♦ washington, d.c. ♦ beijing ♦ paris ♦ los angeles ♦ san francisco ♦ philadelphia ♦ shanghai ♦ pittsburgh

MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE

Tom Kluck November 26, 2014 Page 2

Response: The Registrant has added disclosure to “The Fund’s Investment Objective and Summary” in the body of the Prospectus to affirmatively state that the Fund will not invest in swaps or other over-the-counter derivative instruments.

(2) Please describe the voting rights of shareholders and include any related risk factors with regard to limited rights.

Response: The Registrant has added the requested disclosure to the “Risk Factors Involved with an Investment in the Fund.”

(3) Please disclose the principal terms of any agreements between the sponsor and the fund and file such agreement as an exhibit.

Response: The rights and responsibilities of the Sponsor are defined in the Registrant’s Amended and Restated Declaration of Trust, filed herewith, and Delaware law, and the Registrant includes particular disclosures in the section entitled “The Sponsor’s Responsibilities and Remedies” in the Prospectus. There are no other agreements between the Sponsor and the Registrant or the Fund.

(4) Please discuss any contractual rights the fund will have in using the benchmark and disclose whether the fund or the sponsor will pay a fee to the trading advisor. Please also file any related agreements as exhibits as required by Item 601(b) of Regulation S-K.

Response: The Registrant has added the requested disclosure and filed a form of the appropriate document.

Cover Page of the Prospectus

(5) Please limit the disclosure on the cover page of the prospectus to one page. Also much of the information on the cover page is very detailed and is repeated in the summary. Please limit your cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision

Response: The Registrant has eliminated certain items from the cover page; however, one page may be insufficient due to mandatory disclosures required by Regulation S-K and Commodity Futures Trading Commission regulations.

Risk Factors Involved with an Investment in the Fund, page 6

(6) Please revise your risk factor subheadings to state the material risk to potential investors. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize.

Response: The Registrant has revised its risk factor subheadings accordingly.

Tom Kluck November 26, 2014 Page 3

Fund Performance

(7) Please disclose the change in value and percentage loss if rates fall 5% across the yield curve.

Response: The Registrant has removed the future-looking fund performance numbers in response to a comment from the National Futures Association.

Commodity Trading Advisor and Commodity Pool Operator, page 18

(8) We note your disclosure on pages 18-19 regarding the performance of certain accounts managed by Sit management with investment objectives and strategies that are substantially similar to that of the fund. Please disclose how the listed accounts’ investment objectives and strategies differ from the fund’s investment objective and strategy. Also disclose whether the monthly rate of return for the listed accounts includes management fees and expenses.

Response: The Registrant has added the requested disclosure to the paragraph immediately preceding such performance information.

Delaware Trustee, page 20

(9) Please describe the rights and duties of the Trustee.

Response: The Registrant has added the requested disclosure to the “Delaware Trustee” portion of the section titled “The Fund’s Service Providers.”

If you have any questions on the foregoing, please do not hesitate to contact me at (202) 414-9208, Eric Simanek at (202) 414-9425 or Joseph Toner at (202) 414-9264.

Sincerely,

/s/ W. Thomas Conner

W. Thomas Conner

cc:	Samuel Masucci III
David Weissman
Eric Simanek
Joseph Toner
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